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18001216

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SEC FILE NUMBER
8-68217

SEC Mail Processing Section

FEB 22 2018

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Ave. - 27th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lakind — 212-847-7339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock Ave.	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM RMS

OATH OR AFFIRMATION

I, Paul Lakind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer

Title

Notary Public

MAURICE HALLMIS
Notary Public, State of New York
No. 01HA6007604
Qualified in New York County
Commission Expires May 26, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VALENCE GROUP, LLC

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of The Valence Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Valence Group, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Valence Group, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Valence Group, LLC's management. Our responsibility is to express an opinion on The Valence Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Valence Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as The Valence Group, LLC's auditor since 2010.

FRIEDMAN LLP
East Hanover, New Jersey
February 14, 2018

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

THE VALENCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	6,965,635
Property and equipment, net		293,012
Security deposits		404,565
Prepaid income taxes		570,050
Other assets		124,237
	$	8,357,499
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,534,534
Payable to affiliate		1,826,731
Deferred rent		227,120
		4,588,385
Commitments and contingencies		
Member's equity		3,769,114
	$	8,357,499

See notes to the Statement of Financial Condition

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of business is conducted with clients in North America or Western Europe. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There were no accounts receivable at December 31, 2017.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company's source of revenue is derived from monthly retainer and success fees. Retainer fees are contractually stipulated and are payable on demand for services rendered and are non-refundable. Success fees are recorded when a transaction has been consummated.

Success fees are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock or assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Depreciation and Amortization

Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Share-Based Payments

The Company recognizes share-based compensation as compensation expense, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company uses the accelerated recognition method to recognize the cost over the vesting period, three years. No compensation cost is recognized for equity instruments for which employees do not render the requisite service, unless the employee is terminated without cause, at which point the award becomes fully vested.

Income Taxes

The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes as of January 1, 2010.

The Company accounts for income taxes under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$	274,681
Office equipment		130,660
Leasehold improvements		42,343
		447,684
Less: Accumulated depreciation and amortization		(154,672)
	$	293,012

3 - SHARE-BASED COMPENSATION

During fiscal years 2012 through 2014, the Parent issued 32,834 compensatory Series B share option awards to certain employees of the Company. The Company has accounted for this transaction at the subsidiary level. The total number of options outstanding as of December 31, 2017 was 20,959 with a weighted average exercise price of $6.04 and a weighted average remaining contractual term of 6.50 years. Unrecognized compensation expense related to the Parent Series B share options at December 31, 2017 was approximately $6,490, which will be recognized in 2018.

4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share expenses based upon an agreed upon allocation percentage of combined losses before interest and taxes, as defined. As of December 31, 2017, $1,826,731 was due to the Parent due under this arrangement.

5 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions, discretionary matching contributions, and profit sharing contributions by the Company subject to certain limitations.

6 - COMMITMENTS AND CONTINGENCIES

The Company currently rents office space in New York pursuant to a non-cancelable sublease agreement which ends on October 27, 2026. Total future minimum rental payments, inclusive of rent escalations, exclusive of real estate taxes and related costs, under this agreement is as follows:

2018	$	720,511
2019		720,511
2020		720,511
2021		728,217
2022		766,747
Thereafter		2,858,284
	$	6,514,781

This lease requires additional rental payments for expenses as defined. In connection with the aforementioned lease, the Company maintains a letter of credit agreement for the security deposit totaling $404,565 and is included in security deposits on the Statement of Financial Condition at December 31, 2017.

Pursuant to this lease, as of December 31, 2017 the deferred rent payable was $227,120.

7 - LINE OF CREDIT

The Company has a line-of-credit of $600,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company is required to fully repay to the bank all amounts outstanding for a period of thirty consecutive days in each year. The Company had no outstanding balance at December 31, 2017.

The line of credit contains a covenant that requires the Company's net worth to be a minimum of $1,655,000.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2017, the Company had net capital of $2,377,250 which exceeded requirements by $2,071,358. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1 at December 31, 2017.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the considerations to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU No. 2014-09 effective January 1, 2018. At this time, the Company intends to apply the standard using the full retrospective method of adoption. The Company's implementation process is currently in progress. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is substantially complete. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide updates in future periods.

THE VALENCE GROUP, LLC

ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017